[Cahill Gordon & Reindel llp Letterhead]

(212) 701–3000

May 18, 2009

VIA IDEA TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772–9217
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549–6010

Re: **Validus Holdings, Ltd.**
Preliminary Proxy Statement on Schedule 14A filed April 16, 2009
Filed by Validus Holdings Ltd.
File No. 001–33606

Dear Mr. Duchovny:

On behalf of Validus Holdings, Ltd. (the "Company" or "Validus"), we hereby submit responses to the comments of the Staff regarding the above–referenced filing as set forth in your letter dated May 14, 2009 (the "Comment Letter"). Additionally, the Company files herewith, via IDEA, Amendment No. 3 to its Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement"), originally filed with the Commission on April 16, 2009. This amendment reflects the Company's responses to the comments of the Staff as set forth in the Comment Letter.

Set forth below are the Staff's comments contained in the Comment Letter and immediately following each comment is the Company's response.

We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

General

1. **Please revise to indicate that the form of proxy is a "preliminary" copy. Refer to Rule 14a–6(e)(1).**

Response: The Company has revised the form of proxy in response to the Staff's comment.

2. **In the Form S–4 filed by you on May 12, 2009, as amended on May 14, 2009, you state that the expiration time of the Exchange Offer will be June 26, 2009, unless extended. Please revise your proxy as necessary.**

Response: The Company has revised the Proxy Statement in response to the Staff's comment.

Cover Page

3. **Throughout the filing you state that IPC would be able to sign the Validus Amalgamation Agreement with the certainty of an "agreed" transaction. However, elsewhere in the filing you state that the form of the Validus Amalgamation Agreement, as attached, is subject to certain changes and updates. Although you state that these changes and updates will not be material, this indicates that there is not necessarily an "agreed" transaction at the present time. Please revise this language in all places in which it appears.**

Response: The Company has revised the Proxy Statement in response to the Staff's comment.

Questions and Answers about the Acquisition, page 9

4. **On page 10 you state that if IPC's board of directors was to enter into the Validus Amalgamation Agreement following the termination of the Max Amalgamation Agreement, Validus believes the amalgamation could be completed in "mid–to– late July." Please disclose the assumptions upon which this estimate is based.**

Response: The Company has revised the disclosure on page 1 in response to the Staff's comment.

Risk Factors, page 42

5. **Please quantify the amount of the Max termination fee in the second risk factor on page 43.**

Response: The Company has revised the disclosure on page 40 in response to the Staff's comment.

    6. We note the following statement in the third risk factor on page 43: "Any such payments may have a material adverse effect on Validus' business, financial condition and operating results." Please provide more detail about how the potential payments made to dissenting IPC shareholders in respect of their appraisal rights could have a material adverse effect on the company's business, financial condition and operating results.

    Response: The Company has revised the disclosure on page 40 to remove the referenced statement in response to the Staff's comment.

    7. We note that your Form 10–K for the fiscal year ended December 31, 2008 includes various risk factors pertaining to Validus' correlated catastrophe exposure and level of intangible assets. Please tell us the extent to which you considered including these risk factors in this filing and your reasons for excluding the same.

    Response: The Company considered including the information directly and determined that reproducing those portions of the Company's Form 10–K, by themselves, in the proxy statement was not required by Schedule 14A and would not improve the quality of disclosure to shareholders. However, because the information in the Company's Form 10–K may be material to shareholders, the Company has included references to the Form 10–K at pages 38, 39 and 41 of the Proxy Statement, and has in particular asked shareholders to consider the Risk Factors disclosure in that document.

Background of the Acquisition, page 47

    8. Please include a footnote on page 48 under the heading "Superior Current Value" providing information regarding the value per IPC share and the "premium" to the closing price of IPC's common shares as of the latest practicable date, similar to the disclosure included in your Definitive Proxy Statement on Schedule 14A filed May 8, 2009.

    Response: The Company has revised the disclosure on page 45 by adding footnote 2 in response to the Staff's comment.

    9. Please include a footnote on page 48 under the heading "Less Balance Sheet Risk" providing information regarding Max's announced plans to reduce its investments in alternative assets to between 10% and 12% in 2009, similar to the disclosure included in your Definitive Proxy Statement on Schedule 14A filed May 8, 2009.

    Response: The Company has revised the disclosure on page 45 by adding footnote 4 in response to the Staff's comment.

Reasons Why Validus' Board of Directors Recommends Approval of the Share Issuance, page 67

10. Please provide supplemental support for the following statements:
- **that "pricing momentum is strongest" in short–tail lines of business, as stated on page 67.**

Response to bullet 1 of comment 10: The Company is supplementally providing supporting material with this letter.

- **"the fact that Validus will experience accretion to its book value and tangible book value per share as a result of the transaction." (Page 68)**

Response to bullet 2 of comment 10: The Company advises that this statement is supported by the pro forma financial information included at pages 20–36 of the Proxy Statement and in particular the disclosure on page 34.

- **"the fact that Validus would remain within its stated limitations of reinsurance aggregates by exposure zone." (Page 68)**

Response to bullet 3 of comment 10: The Company advises that this statement refers to the exposure estimates disclosed at page 31 of Validus' Investor Financial Supplement — First Quarter 2009, dated May 4, 2009, available at http://www.validusre.bm/snl_financial_supplements.htm and to the exposure limits disclosed at page 12 of IPC's Form 10–K for the year ended December 31, 2008. As the statement indicates, the Validus board considered that the proposed Validus amalgamation offer would allow the combined company to stay within Validus' limitations of reinsurance aggregates by exposure zone.

11. You state on page 67 that one of the factors Validus' board of directors considered in determining whether or not to recommend a transaction with IPC was "the opportunity to reduce costs associated with running two separate public companies, including IPC's NASDAQ listing fees, transfer agent fees, legal and accounting fees related to SEC filings and shareholder mailings, printing and mailing expenses for periodic reports and proxy statements, annual meeting expenses and other investor relations related expenses." As Validus does not currently pay the fees and expenses associated with running IPC, please explain why these expenses were relevant.

Response: The Company has revised the disclosure on page 65 in response to the Staff's comment.

12. Please explain how the first bullet point on page 69 relates to the proposed Validus/IPC transaction.

Response: The comment refers to the statement regarding factors considered by Validus' board of directors in making its determination and recommendation, including "that Validus may wish to purchase retrocessional protection for the 2009 wind season and the cost and availability of that protection." Because the combination of Validus and IPC would combine entities with some overlap in terms of client base and geographic exposures in the combined entity's overall reinsurance book, Validus determined that if it wished to limit its exposure to certain clients or geographies after completion of the acquisition of IPC, it could purchase retrocessional protection to limit such exposure.

Litigation, page 69

13. We note your statement on page 70 that the application to expedite the Bermuda trial was scheduled to be heard by the Supreme Court of Bermuda on May 11. Please update this section to include the results of this hearing.

Response: The Company has revised the disclosure on page 67 in response to the Staff's comment.

The Validus Special Meeting, page 94

Record Date and Shares Entitled to Vote, page 95

14. Please update the number of outstanding Validus shares entitled to vote at the Validus special meeting as of the latest practicable date.

Response: The Company has revised the disclosure on page 94 in response to the Staff's comment.

* * * * *

Each participant acknowledges that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701–3777, Helene Banks at (212) 701–3439 or John Schuster at (212) 701–3323.

Very truly yours,
<u>/s/ Helene Banks</u>
Helene Banks

cc: C. Jerome Dill (Validus Holdings, Ltd.)
    Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
    Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)
    John Schuster (Cahill Gordon & Reindel llp)